

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2020

Neil A. Goldman
Executive Vice President and Chief Financial Officer
Chembio Diagnostics, Inc.
555 Wireless Blvd.
Hauppauge, NY 11788

      Re: Chembio Diagnostics, Inc.
          Preliminary Proxy Statement on Schedule 14A
          Filed May 29, 2020
          File No. 001-355569

Dear Mr. Goldman:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                               Sincerely,

                               Division of Corporation Finance
                               Office of Life Sciences

cc: Mark L. Johnson